November 3, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sherry Haywood

Re:	Withdrawal of Registration Statement (RW)
Greenbelt Resources Corporation - Registration Statement on Form 1-A
Offering File No.: 024-10450

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Greenbelt Resources Corporation (the “Company”) hereby requests immediate withdrawal of its Registration Statement on Form 1-A (Offering File No.: 024-10450), which was filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2015 and amended by Amendment No. 1 on July 29, 2016 along the exhibits thereto (collectively, the “Registration Statement”). The Company is abandoning that filing and the Registration Statement.

Pursuant to a conversation with the Commission and our legal counsel, the Company has been requested by the Commission to withdraw the Registration Statement due to the filing of a new Form 1-A (the “New Registration Statement”).

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements, including the New Registration Statement.

The Company confirms that no securities included in the Registration Statement have been or will be distributed, issued or sold. Furthermore, there was no circulation of the Registration Statement as the Registration Statement was not declared effective by the Commission.

If you have any questions regarding this application for withdrawal, please contact either me or the Company’s securities attorney Laura Anthony, Esq. of Legal & Compliance, LLC at (561) 514-0936 or lanthony@legalandcompliance.com.

Very truly yours,

/s/ Joseph Pivinski
Joseph Pivinski
Chief Financial Officer